EX-FILING FEES

Calculation of Filing Fee Tables

FORM SC TO-I/A

(Form Type)

FlowStone Opportunity Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Transaction		Amount of
	Valuation	Fee rate	Filing Fee
Fees to Be Paid	-		-
Fees Previously Paid	$25,174,554	$0.0001102	$2,774.24
Total Transaction Valuation	$25,174,554
Total Fees Due for Filing
Total Fees Previously Paid			$2,774.24
Total Fee Offsets			-
Net Fee Due			$0.00